UNITED STATES
	SECURITIES AND EXCHANGE COMMISSION
	      WASHINGTON D.C.  20549


FORM N-8F


I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one;
for descriptions, see Instruction 1 above):

	[ ]	Merger

	[X]	Liquidation

	[ ]	Abandonment of Registration
		(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

	[ ]	Election of status as a Business Development
		Company
		(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund:  Domini Social Trust (the "Trust").

3.	Securities and Exchange Commission File No.:

	811-05824

4.	Is this an initial Form N-8F or an amendment to a
previously filed Form N-8F?

	[X]	Initial Application	[ ]	Amendment

5.	Address of Principal Executive Office (include No. &
Street, City, State, Zip Code):  536 Broadway, 7th
Floor, New York, New York 10012

6.	Name, address, and telephone number of individual the
Commission staff should contact with any questions regarding this form: Megan Dunphy, (212) 217-1114,
Domini Social Investments, LLC, 536 Broadway, 7th
Floor, New York, NY 10012-3915.

7.	Name, address and telephone number of individual or
entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Domini Social Investments LLC (investment manager for
Domini Social Trust)
536 Broadway, 7th Floor
New York, NY 10012
(212) 217-1110

Wellington Management Company, LLP (investment submanager for Domini Social Trust)
75 State Street
Boston, MA 02109
(617) 951-5000

DSIL Investment Services LLC (distributor)
536 Broadway, 7th Floor
New York, NY 10012
(212) 217-1114

State Street Bank and Trust Company
(custodian)
200 Clarendon Street
Boston, MA 02116
(617) 786-3000

PNC Global Investment Servicing, Inc. (transfer agent)
4400 Computer Drive
Westborough, MA 01581
(302) 791-1700

Iron Mountain Records Management (offsite records storage)
22 Kimberly Road
East Brunswick, NJ 08816
(800) 934-3453

James Story, Esq. (counsel to independent trustees)
89A Mount Vernon Street
Boston, MA 02108

	NOTE:	Once deregistered, a fund is still required to
	maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

	[X]	Management company;

	[ ]	Unit investment trust; or

	[ ]	Face-amount certificate company.

9.	Subclassification if the fund is a management company
(check only one):

	[X]	Open-end	[ ]	Closed-end

10.	State law under which the fund was organized or formed
(e.g., Delaware, Massachusetts):  New York

11.	Provide the name and address of each investment
adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

Investment manager for Domini Social Equity Trust,
Domini European Social Equity Trust, Domini European
PacAsia Social Equity Trust and Domini PacAsia Social
Equity Trust, each a series of the Trust (each a "Portfolio"):

Domini Social Investments LLC
536 Broadway, 7th Floor
New York, NY 10012

Investment submanager for Domini Social Equity Trust,
Domini European Social Equity Trust, Domini European
PacAsia Social Equity Trust and Domini PacAsia Social
Equity Trust:

Wellington Management Company, LLP
75 State Street
Boston, MA 02109

Investment submanager for Domini Social Equity Trust:

SSgA Funds Management, Inc. (until November 30, 2006)
State Street Financial Center
One Lincoln Street
Boston, MA 02111

12.	Provide the name and address of each principal
underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

The Trust does not have a principal underwriter. The placement agent of the Trust is:

DSIL Investment Services LLC
536 Broadway, 7th Floor
New York, NY 10012

13.	If the fund is a unit investment trust ("UIT")
provide:

	(a)	Depositor's name(s) and address(es):  N/A

	(b)	Trustee's name(s) and address(es):  N/A

14.	Is there a UIT registered under the Act that served as
a vehicle for investment in the fund (e.g., an insurance company separate account)?

	[ ]  Yes	[X]  No

	If Yes, for each UIT state:

	Name(s):

	File No.: 811- __________

	Business Address:

15.	(a)	Did the fund obtain approval from the board of
directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

	[X]  Yes	[ ]  No

	If Yes, state the date on which the board vote took place: September 3, 2008

	If No, explain:

	(b)	Did the fund obtain approval from the
	shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

	[ ]  Yes	[X]  No

	If Yes, state the date on which the shareholder vote took place:

	If No, explain:

	All investors have redeemed their respective interests in the Portfolios. No Portfolio has any assets.

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its
shareholders in connection with the Merger or Liquidation?

	[X]  Yes	[ ]  No

	(a)	If Yes, list the date(s) on which the fund made
		those distributions:

	the close of business on November 28, 2008

	(b)	Were the distributions made on the basis of net
		assets?

	[X]  Yes	[ ]  No

	(c)	Were the distributions made pro rata based on
		share ownership?

	[X]  Yes	[ ] No

	(d)	If No to (b) or (c) above, describe the method
	of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

	(e)	Liquidations only:

	Were any distributions to shareholders made in kind?

	[X]  Yes	[ ]  No

	If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

	100%. The Trust has four Portfolios, in which corresponding series of Domini Social Investment
	Trust (811-05823), Domini Advisor Trust (811-
	21653) and Domini Institutional Trust (811-
	07599) (each such series, a "Feeder Fund") invested all of their respective assets.

	As part of Feeder Fund reorganizations, each Feeder
	Fund's investment assets came to be held and managed directly within the series of Domini
	Social Investment Trust as of the close of business on November 28, 2008.

	Each series of Domini Social Investment Trust, as the sole remaining Feeder Fund, then redeemed its investment in the corresponding Portfolio. Such redemptions from the Portfolios to the Feeder
	Fund series of Domini Social Investment Trust were made both in cash and in kind.

17.	Closed-end funds only:

	Has the fund issued senior securities?  N/A

	[ ]  Yes	[ ]  No

	If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the
fund's shareholders?

	[X]  Yes	[ ]  No

	If No,

	(a)	How many shareholders does the fund have as of
	the date this form is filed?

	(b)	Describe the relationship of each remaining
	shareholder to the fund:

19.	Are there any shareholders who have not yet received
distributions in complete liquidation of their interests?

	[ ]  Yes	[X]  No

	If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form
is filed?

	(See question 18 above)

	[ ]  Yes	[X] No

	If Yes,

	(a)	Describe the type and amount of each asset
	retained by the fund as of the date this form is filed:

	(b)	Why has the fund retained the remaining assets?

	(c)	Will the remaining assets be invested in
	securities?

	[ ]  Yes	[ ]  No

21.	Does the fund have any outstanding debts (other than
face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

	[ ]  Yes	[X]  No

	If Yes,

	(a)	Describe the type and amount of each debt or
	other liability:

	(b)	How does the fund intend to pay these
	outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For
Deregistration

22.

	(a)	List the expenses incurred in connection with
	the Merger or Liquidation:  None

	(b)	How were those expenses allocated?  N/A

	(c)	Who paid those expenses?  N/A

	(d)	How did the fund pay for unamortized expenses
	(if any)?  N/A

23.	Has the fund previously filed an application for an
order of the Commission regarding the Merger or Liquidation?

	[ ]  Yes	[X] No

	If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or
administrative proceeding?

	[ ]  Yes	[X] No

	If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in
any business activities other than those necessary for winding up its affairs?

	[ ]  Yes	[X] No

	If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.

	(a)	State the name of the fund surviving the Merger:  N/A

	(b)	State the Investment Company Act file number of
	the fund surviving the Merger:  N/A

	(c)	If the merger or reorganization agreement has
	been filed with the Commission, state the file number(s), form type used and date the agreement was filed: N/A

	(d)	If the merger or reorganization agreement has
	not been filed with the Commission, provide a copy of the agreement as an exhibit to this form. N/A

			VERIFICATION


The undersigned states that (i) she has executed this Form
N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Domini Social
Trust, (ii) she is the Secretary of Domini Social Trust, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information, and belief.


				/s/ Megan L. Dunphy
				Megan L. Dunphy
				Secretary